ATS-N/UA: Exhibits 1 and 2

Exhibit 1

1/28/22, 10:35 AM Web CRD - 8D Historical Filing» Schedule A [User Name: jdolan8, OrglD: 171752]
Primary Business Name: LU MIN EX TRADING & ANALYTICS LLC BD Number: 1717S2
BD - AMENDMENT
01/24/2022
BD - DIRECT OWNERS/EXECUTIVE OFFICERS
Are there any indirect owners of the *applicant* required to be reported on Schedule B?
C!'.i Yes C1 No
Ownership Codes: NA - less than 5% B - 10% but less than 2S% D- 50% but less than 7S%
A - 5% but less than 10% C - 2S% but less than 50% E - 75% or more
Full Legal Name DE/FE/I Title or Status Date Own. Control PR CRD #(or S.S.No., IRS
Acquired Code Person Tax#, Emp. ID)
~~BILODEAU, IRENE FINOP, POO, PFO 03/2021 NA N N 6844916~~
~~MARIE~~
~~DOLAN, JAMES CHIEF COMPLIANCE 09/2015 NA y N 3219968~~
~~CHRISTOPHER OFFICER~~
~~DOLAN, JAMES I CHIEF LEGAL 10/2015 NA y N 3219968~~
~~CHRISTOPHER OFFICER~~
~~DOLAN, JAMES CHIEF EXECUTIVE 01/2022 NA y N 3219968~~
~~CHRISTOPHER OFFICER~~
~~EVARTS, NATHANIEL DIRECTOR 02/2019 NA N N 2460453~~
~~NELSON~~
~~FARLEY, BREN DA I DIRECTOR 07/2019 NA .N N 7146025~~
~~FMR SAKURA DE OWNER 03/2018 D y N 82-4664912~~
~~HOLDINGS, INC.~~
~~GEYER, WILLIAM I DIRECTOR 10/2019 NA N N 2250035~~
~~SENG~~
~~KINAK, MEHMET DIRECTOR 12/2019 NA N N 7208386~~
~~SINAN~~
~~LANE, DAVID DIRECTOR 11/2018 NA N N 2516957~~
~~KENNETH~~
~~PETROVICH, BOJAN DIRECTOR 05/2021 NA N N 4759932~~
~~SKOKO,DRAGAN DIRECTOR 06/2018 NA N N 4394961~~
~~STUTSMAN, PETER DIRECTOR 09/2018 NA N N 2986277~~
~~DUARD~~
~~WHITEHEAD, PAUL DIRECTOR 04/2015 NA N N 4336636~~
~~NOAH~~

STUPAY,MICHAEL ELLIOT Individual FINOP,PRINCIPAL OPERATIONS OFFICER, PRINCIPAL FINANCIAL OFFICER
03/2022 Less than 5% N N 2287906

TITAN PARENT COMPANY, LLC Domestic Entity OWNER
03/2022 75% or more Y N 20-1926812

MIELE, STEPHEN R Individual CHIEF STRATEGY OFFICER
 03/2022 Less than 5% N N 2645590

CONARY, NEIL WHITNEY Individual CEO
03/2022 Less than 5% Y N 1060818

DOLAN, JAMES CHRISTOPHER Individual CHIEF COMPLIANCE OFFICER
09/2015 Less than 5% Y N 3219968

HAGEN, DAVID WALTER Individual CHIEF PRODUCT OFFICER
03/2022 Less than 5% N N 2101752

LINARES, JOHN FITZGERALD Individual GENERAL COUNSEL,
CORPORATE SECRETARY
03/2022 Less than 5% N N 3104547

Exhibit 2

Primary Business Name: LUMINEX TRADING & ANALYTICS LLC BD Number: 171752 BD - AMENDMENT 01/24/2022

BD - INDIRECT OWNERS

Ownership Codes: C - 25% but less than 50% E - 75% or more D - 50% but less than 75% F - Other General Partners
Full Legal Name DE/FE/I Entity in Which Interest is Owned Status Date Acquired Own. Code Control Person PR CRD # (or SSN, IRS Tax #, Emp. ID)

~~FMR LLC DE FMR SAKURA HOLDINGS, INC. OWNER 03/2018 E Y N 04-3532603~~

FMR, LLC Domestic Entity TITAN PARENT COMPANY, LLC
THROUGH FMR SAKURA HOLDINGS, INC./FIDELITY GLOBAL BROKERAGE GROUP, INC. SHAREHOLDER
03/2022 25% but less than 50% Y N 04-3532603

NASDAQ, INC. Domestic Entity TITAN PARENT COMPANY SHAREHOLDER
03/2022 25% but less than 50% Y Y 52-1165937